Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
ANNOUNCEMENT OF POLL RESULTS OF
THE ANNUAL GENERAL MEETING HELD ON 22 JUNE 2010
CHANGES IN DIRECTORS AND SUPERVISORS

The Board is pleased to announce that all the Resolutions were duly passed at the AGM by way of poll.
Pursuant to the Resolutions, Mr. Cao Jianguo and Mr. He Yuhua have ceased to be directors of the Company, and Mr Xu Xiaoming and Mr. Guo Zhuxue were appointed as non-independent directors of the fifth session of the Board, and Mr. Yao Muming has ceased to be a supervisor of the Company and Mr. Xu Ling was appointed a supervisor of the fifth session of the Supervisory Committee, all with effect from 22 June 2010.
The Board also announces that Mr. Huang Lika ceased to be a supervisor of the Company elected by staff and Mr. Xu Huiliang was elected by staff in the trade union plenary committees meeting of the Company as a supervisor of the fifth session of the of the Supervisory Committee, both with effect from 11 June 2010.
Reference is made to the notice of Annual General Meeting and the revised notice (“Revised AGM Notice”) of Annual General Meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) dated 29 April 2010 and 18 May 2010, respectively, and the circulars of the Company dated 29 April 2010 and 18 May 2010, respectively (the “Circulars”). Unless otherwise defined, terms used herein shall have the same meaning as defined in the Revised AGM Notice and the Circulars.
POLL RESULTS OF THE AGM
The board of directors of the Company (the “Board”) is pleased to announce that all the resolutions as set out in the Revised AGM Notice (the “Resolutions”) were approved by the Shareholders by way of poll at the AGM. The poll results in respect of the Resolutions are as follows:

		Number of votes and percentage
ORDINARY RESOLUTIONS		For	Against
1.	To review and approve the work report of the Board for 2009.	3,076,804,812	689,050
		(99.98%)	(0.02%)

		Number of votes and percentage
ORDINARY RESOLUTIONS		For	Against
2.	To review and approve the work report of the Supervisory Committee of the Company for 2009.	3,076,711,012	780,550
		(99.97%)	(0.03%)
3.	To review and approve the audited financial statements of the Company for 2009.	3,015,691,922	619,550
		(99.98%)	(0.02%)
4.	To review and approve the proposed profits distribution of the Company for 2009.	3,076,698,262	845,550
		(99.97%)	(0.03%)
5.	To review and approve the budget of the Company for 2010.	3,076,870,762	670,300
		(99.98%)	(0.02%)
6.
To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2010 and to authorise the Board and the audit committee to determine its remuneration.
		3,064,723,142 (99.58%))	12,775,370 (0.42%)
7.	To review and approve the appointment of PricewaterhouseCoopers as the international auditor to the Company for 2010 and to authorise the Board and the audit committee to determine its remuneration.	3,064,770,692 (99.59%)	12,740,370 (0.41%)
8.	To review and approve the removal of Mr. Cao Jianguo as director of the fifth session of the Board.	3,076,725,712	721,250
		(99.98%)	(0.02%)
9.	To review and approve the removal of Mr. He Yuhua as director of the fifth session of the Board.	3,076,665,062	721,250
		(99.98%)	(0.02%)

		Number of votes and percentage
10.	To elect two non-independent directors of the fifth session of the Board through cumulative voting	For (By way of cumulative voting)	Against (By way of cumulative voting)
10.1	To elect Mr. Xu Xiaoming as non-independent director of the fifth session of the Board	3,076,207,962	906,200
		(99.97%)	(0.03%)
10.2	To elect Mr. Guo Zhuxue as non-independent director of the fifth session of the Board	3,076,210,262	906,200
		(99.97%)	(0.03%)

		Number of votes and percentage
		For	Against
11.	To review and approve the removal of Mr. Yao Muming as supervisor of the fifth session of the Supervisory Committee.	3,076,218,562	887,750
		(99.97%)	(0.03%)
12.	To review and approve the appointment of Mr. Xu Ling as supervisor of the fifth session of the Supervisory Committee.	3,057,629,944	19,578,418
		(99.36%)	(0.64%)
Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.
As at the date of the AGM, the issued share capital of the Company was 7,083,537,000 Shares.
The total number of Shares entitling the holders to attend and vote for or against the Resolutions at the AGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the Resolutions at the AGM.
CHANGES IN DIRECTORS AND SUPERVISORS
Pursuant to the Resolutions, Mr. Cao Jianguo and Mr. He Yuhua have ceased to be directors of the Company, and Mr. Yao Muming has ceased to be a supervisor of the Company. Each of Mr. Cao, Mr. He and Mr. Yao has confirmed that he has no disagreement in all aspects with the Board and the Supervisory Committee, and there are no matters that need to be brought to the attention of the shareholders in relation to his removal. The Board would like to thank the above directors and supervisor for their valuable contribution to the Company during their term of office.
Mr. Xu Xiaoming and Mr. Guo Zhuxue were appointed as non-independent directors of the fifth session of the Board and Mr. Xu Ling was appointed as a supervisor of the fifth session of the Supervisory Committee, all with effect from 22 June 2010. For personal particulars of the above directors and supervisor, please refer to the announcement of the Company dated 18 May 2010 and the Circulars.
Following the passing of the Resolutions, the Board has approved (i) the appointment of Mr. Xu Xiaoming as the Chairman of the fifth session of the Board, an authorised representative and a member and the Chairman of the remuneration committee of the Company; and (ii) the removal of Mr. He Yuhua as a member and the Chairman of the remuneration committee of the Company. The Supervisory Committee has approved the appointment of Mr. Xu Ling as the Chairman of the fifth session of the Supervisory Committee.
In addition, as approved by the first meeting of the third session of the trade union plenary committees of the Company, Mr. Huang Lika has ceased to be a supervisor of the Company elected by staff with effect from 11 June 2010. Mr. Huang has confirmed that he has no disagreement in all aspects with the Board and the Supervisory Committee, and there are no matters that need to be brought to the attention of the shareholders in relation to his removal. The Board would like to thank Mr. Huang for his valuable contribution to the Company during his term of office. Mr. Xu Huiliang was elected by first meeting of the third session of the trade union plenary committees of the Company as a supervisor of the fifth session of the Supervisory Committee with effect from 11 June 2010.
Biography of Mr. Xu Huiliang is set out below:
Mr. Xu, aged 46, is a senior engineer. graduated from Southwest Jiaotong University with a bachelor’s degree in computer science in 1983. He has been the director of the information technology centre of the Company since 2009. He joined the Company in 1992 as a software development engineer of the computer centre of the Company until 2000. Between 2000 and 2009, he was the deputy director of the computer and information centre of the Company. Mr. Xu was named as a Young Science and Technology Talent by Guangzhou Railway (Group) Company in 1999. He was one of the experts entitled to special subsidy granted by the State Council of the PRC in 2001 and was awarded Mao Yi-sheng Award for Railway Engineer in 2003. Computer projects developed and led by Mr. Xu were granted numerous awards, including a Second and a Third Award of Science and Technology Advancement from the Ministry of Railways, a Second Award of Shenzhen Science and Technology Advancement, and two First Awards and two Third Awards of Science and Technology Advancement from Guangzhou Railway (Group) Company.
Mr. Xu has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and has no relationship with any directors, supervisors, senior management or substantial or controlling shareholders of the Company. He did not hold any directorship in any other public listed companies in the last three years or in their members of the group of the companies.
The term of office for Mr. Xu shall be the remaining term of the fifth session of the Supervisory Committee. In relation to his role as a supervisor, Mr. Xu will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB10,000.
Save as disclosed above, there is no information to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and there is no other matter relating to the appointment of Mr. Xu Huiliang that needs to be brought to the attention of the Shareholders.
The Company would like to take this opportunity to welcome to Mr. Xu Huiliang to join the Supervisory Committee.
PAYMENT OF 2009 FINAL DIVIDEND
A final cash dividend of RMB0.08 per share (inclusive of tax) will be distributed to all H shareholders whose names appeared on the register of members of H shares of the Company on 20 May 2010.

The Company would like to make the following statements in respect of the distribution of the Company’s final dividends:
Dividends payable to holders of H shares are calculated in RMB and paid in Hong Kong dollars based on the following formula:

Final Dividend in Hong Kong Dollars	The RMB value of the final dividend

The average closing exchange rate of RMB to Hong
Kong dollars as quoted by the People’s Bank of
China during the calendar week preceding the date
on which the dividend was declared
In respect of the Company’s 2009 final dividends to be paid to holders of H shares, the average closing exchange rate of RMB to Hong Kong dollars as quoted by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared (which was 22 June 2010) was RMB1.00 to HK$1.13993. Therefore, the dividend per H share of the Company, being RMB0.08 will be HK$0.09119.
Pursuant to the PRC Enterprise Income Tax Law and Rules for the Implementation of PRC Enterprise Income Tax Law (hereinafter collectively referred to as the “EIT Law”) which took effect on 1 January 2008, non-resident enterprises are subject to income tax on their income from Chinese mainland with an effective tax rate of 10%, which is paid by the listed issuer on its behalf. For this purpose, any H shares registered under the name of non-individual enterprise, including the H shares registered under the name of HKSCC Nominees Limited, other nominees or trustees, or other organizations and entities, shall be deemed as shares held by non-resident enterprise shareholders (as defined under the EIT Law). The Company will distribute the final dividend to non-residential enterprise shareholders subject to a deduction of 10% income tax withheld and paid by the Company on their behalf. The Company disclaims any liability in respect of any claims arising from any delay in, or inaccurate determination of the status of the shareholders or any disputes over the mechanism of withholding.
The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent (“Receiving Agent”) of the holders of H shares in Hong Kong to receive on behalf of the holders of H shares in Hong Kong dividends declared in respect of the H shares and to hold the same pending payment in trust for the holders of H shares. Dividends payable to holders of H shares will be paid by the Receiving Agent and dispatched on or before 22 July 2010. Dividends distributed to the holders of H shares by mail shall be posted at the risk of the recipients.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiang Dong
Company Secretary
Shenzhen, the PRC, 22 June 2010

As at the date of this announcement, the Board of the Company consists of:
Executive Directors
Xu Xiaoming
Shen Yi
Luo Qing
Non-executive Directors
Guo Zhuxue
Li Liang
Yu Zhiming
Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui